

August 6, 2021

Brooke E. Carillo
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re: Redwood Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K**
> **Filed February 26, 2021 and April 28, 2021**
> **File No. 001-13759**

Dear Ms. Carillo:

We have reviewed your July 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2021 letter.

Correspondence dated July 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Differences between Estimated Total Taxable Income and GAAP Income, page 83

1.   We note your responses to prior comments 1 and 2. We are unable to concur with your conclusion that the measures presented are outside of the definition of a "non-GAAP financial measure" as defined in Item 10(e)(5) of Regulation S-K, and therefore not subject to the provisions described in Item 10(e)(1)(i) of Regulation S-K and the cited Compliance and Disclosure Interpretations. As such, in future filings please revise your disclosures related to REIT taxable income and total taxable income (both in the aggregate and on a per-share basis) in order to comply with the requirements of Item 10(e) of Regulation S-K and Regulation G.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Isaac Esquivel, Staff Accountant at 202-551-3395 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Redwood Trust, Inc. SEC Notices